

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29446

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST CANTERBURY SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12989 Jupiter Road Suite 203
(No. and Street)

Dallas (City) TX (State) 75238-3212 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA
(Name – if individual, state last, first, middle name)

15565 Northland Dr. Suite 508 West Southfield, MI 48075
(Address) (City) (State)



SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 6 2014
03 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

6/16/14

OATH OR AFFIRMATION

I, Raymond E. Jennison, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Canterbury Securities, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A



NOTARY PUBLIC
STATE OF TEXAS
Haydee Cifuentes
Notary Public, State of Texas
My Comm. Expires 07/12/2014

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First Canterbury Securities, Inc.

Financial Statements and Supplemental Schedules Required by the Securities and Exchange Commission

For the Year Ended December 31, 2013
(With Independent Auditor's Report Thereon)
and
Supplemental Report on Internal Control

December 31, 2013

FIRST CANTERBURY SECURITIES, INC.
December 31, 2013

Contents

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
First Canterbury Securities, Inc.

Report on the Financial Statements

I have audited the accompanying statement of financial condition of First Canterbury Securities, Inc. as December 31, 2013 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the presentation and fair presentation of these financial statements with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Canterbury Securities, Inc. as of December 31, 2013, and results of operations

operations and its cash flows for the year then ended in accordance with principles generally accepted in the United States of America.

Other Matters

My audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Net Capital Computation is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and related directly to the underlying accounting and other records used to prepare the financial statements. The information in the Net Capital Computation has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in the Net Capital Computation is fairly stated in all material respects in relation to the financial statements as a whole.



Edward Richardson Jr., CPA
Southfield, MI. 48075
March 9, 2014

First Canterbury Securities, Inc.
BALANCE SHEET
As of December 31, 2013

ASSETS

CURRENT ASSETS		
Cash In Bank	$	5,964.28
Investments		170,784.17
Accounts Receivable		12,860.11
Prepaid Expenses		277.86
Total Current Assets		189,886.42
PROPERTY AND EQUIPMENT		
Equipment		75,290.85
Less: Accumulated Depreciation		(47,220.60)
Net Property and Equipment		28,070.25
TOTAL ASSETS	$	217,956.67

The footnotes are an integral part of the financial statements.

First Canterbury Securities, Inc.
BALANCE SHEET
As of December 31, 2013

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accounts Payable	$ 501.41
Bank Overdraft	3,359.22
Accrued Payroll	414.69
Total Current Liabilities	4,275.32
LONG-TERM LIABILITIES	
Note Payable	10,880.19
Shareholder Advance	5,791.46
Total Long-Term Liabilities	16,671.65
Total Liabilities	20,946.97
STOCKHOLDERS' EQUITY	
Capital Stock, par value, $1 per share, 100,000 share authorized, 1,000 shares issued and outstanding	1,000.00
Paid in Excess	150,738.32
Retained Earnings	45,271.38
Total Stockholders' Equity	197,009.70
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 217,956.67

The footnotes are an integral part of the financial statements.

First Canterbury Securities, Inc.
STATEMENT OF INCOME

	12 Months Ended December 31, 2013
Revenues	
Commissions Earned	$ 115,307.77
Mart to Martket Adjustments	4,675.01
Other Income	65,155.44
Interest Income	306.43
Dividend Income	6,307.23
Gain(loss) on security trading	17,783.42
Total Revenues	209,535.30
Operating Expenses	
Employee compensation and ben	70,067.38
Floor brokerage, exchange, and c	28,610.19
Communications and data proces	8,177.35
Occpancy	6,671.10
Other expenses	115,398.57
Total Operating Expenses	228,924.59
Operating Income (Loss)	(19,389.29)
Net Income (Loss)	$ (19,389.29)

The footnotes are an integral part of the financial statements.

First Canterbury Securities, Inc.
STATEMENT OF RETAINED EARNINGS

	12 Months Ended December 31, 2013	
Beginning of Period	$	64,660.67
Plus: Net Income	$	(19,389.29)
Less: Dividends Paid		0.00
RETAINED EARNINGS END OF PERIOD	$	45,271.38

The footnotes are an integral part of the financial statements.

First Canterbury Securities, Inc.
STATEMENT OF CASH FLOWS
For the 12 months Ended December 31, 2013

	2013
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ (19,389.29)
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Depreciation and Amortization	3,654.00
Losses (Gains) on sales of Fixed Assets	0.00
Decrease (Increase) in Operating Assets:	
Investments	13,505.70
Accounts Receivable	(3,742.16)
Other	(277.86)
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	(562.81)
Accrued Liabilities	(544.72)
Total Adjustments	12,332.15
Net Cash Provided By (Used In) Operating Activities	(7,057.14)
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds From Sale of Fixed Assets	0.00
Net Cash Provided By (Used In) Investing Activities	0.00
CASH FLOWS FROM FINANCING ACTIVITIES	
Notes Payable Repayments	(2,107.05)
Proceeds From Sale of Stock	6,705.00
Treasury Stock	0.00
Net Cash Provided By (Used In) Financing Activities	4,597.95
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,459.19)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	8,423.47
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 5,964.28

The footnotes are an integral part of the financial statements.

FIRST CANTERBURY SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

	Common Stock		Paid-in Capital		Treasury Stock		Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
Balance at January 1, 2013	1,000	$ 1,000	1,000	$ 144,033	-	$ -	$ 64,661	$ 209,694
Net Income	-	-	-	-	-	-	(19,389)	(19,389)
Capital Transactions	-	-	-	6,705	-	-	-	6,705
Prior Period Adjustments	-	-	-	-	-	-	-	-
Balance at December 31, 2013	$ 1,000	$ 1,000	$ 1,000	$ 150,738	$ -	$ -	$ 45,272	$ 197,010

The footnotes are an integral part of the financial statements.

FIRST CANTERBURY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2013

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

First Canterbury Securities, Inc. (the Company) was incorporated in the State of Texas effective September 1, 1982 and subsequently elected "S" Corporation status for federal income tax purposes. The Company has adopted a calendar year.

Description of Business

The Company, located in Dallas, Texas, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are held by a clearing broker-dealer.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company on the settlement date reported by the clearing firm through submitted commission statements.

Depreciation

Depreciation is calculated using the double declining and straight line methods.

FIRST CANTERBURY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2013

Income taxes

Effective January 1, 2002, the Company elected "S" corporation status for federal income tax purposes. Under "S" corporation regulations, net income or loss is reportable for tax purposes by the shareholders. Accordingly, no federal income taxes are included in the accompanying financial statements.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2013, the Company did not have any components of Comprehensive Income to report.

Concentrations

The Company has revenue concentrations; the company specializes in sales of securities.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Part IIA of the FOCUS report required under Rule 15c3-1.

FIRST CANTERBURY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2013

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds or securities to the clearing broker who carries the customer accounts.

NOTE D – RELATED PARTY TRANSACTIONS

The Company leases office space from its sole shareholder on a month-to-month basis. During 2013, the Company paid $3,696.46 under this arrangement.

As of December 31, 2013, the Company owed its sole stockholder $7,791.46 on a non-interest bearing, unsecured loan.

NOTE E – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2013, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE F – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the double declining method. The following is a summary of property, equipment and leasehold improvements:

	Estimated Useful Life		
Automobile	5 years	$	37,027
Furniture and equipment	3 – 7 years		29,624
Leasehold improvements	7 years		8,639
			75,290
Less – accumulated depreciation			(47,221)
Total		$	28,069

Depreciation expense was $3,954.00 for the year December 31, 2013 and is included in the operating expenses in the accompanying statement of income.

FIRST CANTERBURY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2013

NOTE G – ADVERTISING

The advertising expense for the year was $2,272.10; the entire amount was expensed as incurred.

NOTE H – FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date (i.e., an exit price). The guidance includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority To unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Quoted, active market prices for identical assets or liabilities. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers of brokers in active markets. Valuation is obtained from readily available pricing sources for market transactions involving identical assets or liabilities. The Company did have any Level 1 assets.

Level 2 – Observable inputs other than Level 1, such as quoted market prices for similar assets or liabilities, quoted for identical or similar assets in inactive markets, and model derived valuations in which all significant inputs are observable in active markets. The Company did not have any Level 2 assets or liabilities.

Level 3 – Valuation techniques in which one or more significant inputs are observable in the marketable. The company did not have any Level 3 assets or liabilities.

Fair values of assets measured on a recurring basis at December 31, 2013 are as follows:

	Fair value at Reporting Date Using	
	Fair Value	Quoted Price in Active markets for Identical Assets (Level 1)
December 31, 2013		
Mutual Funds	$ 765.69	$ 765.69
Marketable Securities	170,784.17	170,784.17
Total	$ 171,549.86	$ 171,549.86

FIRST CANTERBURY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2013

Fair values for short-term investments and long-term investments are determined by reference to quoted market prices and other relevant information generated by market transactions. The income reported from these investments was dividend income $6,307.23.

The carrying amounts reflected in the balance sheet for cash, money market funds, and marketable securities approximate the respective fair values due to the short maturities of those instruments. Available-for-sale marketable securities are recorded at fair value in the balance sheet. A comparison of the carrying value of those financial instruments is as follows:

	Fair value at Reporting Date Using	
	Carrying Value	Fair Value
December 31, 2013		
Mutual Funds	$ 765.69	$ 765.69
Marketable Securities	170,784.17	170,784.17
Total	$ 171,549.86	$ 171,549.86

NOTE I – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE J – STATEMENT OF EXEMPTION OF RESERVE REQUIREMENT

The Company is subject to the Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintains minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not therefore calculate its net capital requirement under the alternative reserve requirement method.

NOTE K – EMPLOYEE BENEFIT PLAN

The Company has a Simplified Employee Plan ("The Plan") to provide for retirement and incidental benefits for is employees. Employees may contribute a portion of their annual compensations to the Plan, limited to a maximum annual dollar amount as set periodically by the Internal Revenue Service. Employer contributions to the plan are discretionary as determined by the board of directors. There was $3,000 in Company matching or discretionary contributions during the year ended December 31, 2013.

NOTE L - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording March 9, 2014, which is the date the financial statement, were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2013

First Canterbury Securities, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2013

Computation of Net Capital

Total Stockholder's equity:		$ 197,010.00
Nonallowable assets:		
Property and equipment	28,348.00	
Accounts receivable – other	0.00	(28,348.00)
Other Charges		
Haircuts	25,618.00	
Undue Concentration	0.00	(25,618.00)
Net allowable capital		$ 143,044.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 1,397.16
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000.00
Net capital requirement	$ 50,000.00
Excess net capital	$ 93,044.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 20,947.00
Percentage of aggregate indebtedness to net capital	14.62%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2013	$ 143,044.00
Adjustments:	
Change in Equity (Adjustments)	0.00
Change in Non-Allowable Assets	(0.00)
Change in Haircuts	0.00
Change in Undue Concentration	0.00
NCC per Audit	143,044.00
Reconciled Difference	$ (0.00)

See accountant's audit report

First Canterbury Securities, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2013

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is Southwest Securities.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2013	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2013	$ -

See accountant's audit report

REPORT ON INTERNAL CONTROL

For the year ended December 31, 2013

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

March 9, 2014

Board of Directors
First Canterbury Securities, Inc.
12989 Jupiter Road
Dallas, TX 75238-3212

In planning and performing my audit of the financial statements and supplemental schedules of First Canterbury Securities, Inc. for the year ended December 31, 2013, I considered its internal control, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the company, including tests of such practices and procedures that I considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection or any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.
My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following condition that I consider to be a material weakness as defined above.

> Only one person is responsible for all accounting and reporting functions. Accordingly, there is no segregation of duties. Due to the size of the Company, management does not feel it is cost-effective to change this condition.

I understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and the regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.



Edward Richardson, Jr., CPA